UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 505. In the City of Buenos Aires, on the 6th day of the month of March of 2026, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (the “Company”), Messrs. Daniel Marx, Esteban Macek, Edgardo Volosin, Ricardo Nicolás Mallo Huergo, Eduardo Marcelo Vila, Neil Bleasdale, Federico Zin, Maximiliano Zuddio, Fernando Marcelo Lang, Juan Esteban Maldonado Yonna, María Belén Arrúa, and Noelia Carmona meet remotely. The meeting is also attended by Supervisory Committee Members Messrs Carlos Cvitanich, Javier Errecondo, and Vivian Stenghele, on behalf of such Committee, and by Dra. María José Van Morlegan, Legal and Regulatory Affairs Director. It is hereby stated that as provided for in section 25 of the Company’s Bylaws that allows for the holding of remote Board meetings, the meeting is conducted through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting. At 11 a.m., the legally and statutorily required quorum being present, the meeting is called to order and the FIRST ITEM of the Agenda is brought for consideration: […]. Immediately afterwards, the SECOND ITEM of the Agenda is put under consideration: 2°) CONSIDERATION OF THE ANNUAL REPORT AND THE CODE OF CORPORATE GOVERNANCE REPORT, STATEMENT OF FINANCIAL POSITION, STATEMENT OF COMPREHENSIVE INCOME, STATEMENT OF CHANGES IN EQUITY, STATEMENT OF CASH FLOWS, NOTES TO THE FINANCIAL STATEMENTS, APPENDIXES AND SUPPLEMENTARY INFORMATION, INFORMATIVE SUMMARY, INFORMATION REQUIRED BY THE LISTING REGULATIONS OF BOLSAS Y MERCADOS ARGENTINOS (BYMA) AND THE REGULATIONS OF THE NATIONAL SECURITIES COMMISSION (CNV), report of the CERTIFYING ACCOUNTANT, SUPERVISORY COMMITTEE’S REPORT, AND ALLOCATION OF PROFITS, RELATING TO THE FISCAL YEAR ENDED DECEMBER 31, 2025. The Board of Directors unanimously RESOLVES: (i) to acknowledge that which has been informed and approve all the accounting documentation brought to its consideration under this item of the Agenda, the transcription of which to these minutes is omitted because it has been transcribed to the Inventory and Balance Sheet Book, except for the Annual Report and its Appendix I (Corporate Governance Report, CNV General Resolution No. 797/2019), which are hereby transcribed as Appendix I to these minutes; and (ii) to authorize Mr. Daniel Marx, in his capacity as the Chairman of the Company, to sign, for and on behalf of the Company, the Annual Report, the Financial Statements, and any other related documentation previously approved, as well as to make any filings and perform such other actions as may be necessary before the relevant authorities. […] Mr. Carlos Cvitanich, member of the Supervisory Committee, states that the meeting has been conducted with sufficient quorum and in accordance with applicable legal regulations and the Company’s Bylaws. The meeting is adjourned at 11:40 a.m.

Signed below: Daniel Marx, Esteban Macek, Edgardo Volosin, Ricardo Nicolás Mallo Huergo, Eduardo Marcelo Vila, Federico Zin, Neil Bleasdale, Juan E. Maldonado Yonna, Maximiliano Zuddio, María Belén Arrúa, Noelia Carmona, Fernando Marcelo Lang, Carlos Cvitanich, Vivian Stenghele and Javier Errecondo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 9, 2026